Exhibit 12

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended	Years Ended December 31
	March 31, 2007	2006	2005	2004	2003	2002
	(Dollars in millions)

Income/(loss) before income taxes	$652	$1,483	$497	$(168)	$(46)	$2,563
Less: Equity income	487	1,459	873	347	54	—

Income/(loss) before income taxes and equity income	165	24	(376)	(515)	(100)	2,563
Add: Fixed charges:
Preference dividends	22	86	86	34	—	—
Interest expense	37	172	163	168	81	28
One-third of rental expense	10	39	37	30	30	27
Capitalized interest	5	13	14	20	11	24

Total fixed charges	74	310	300	252	122	79
Less: Capitalized interest	5	13	14	20	11	24
Less: Preference dividends	22	86	86	34	—	—
Add: Amortization of capitalized interest	3	10	10	9	9	8
Add: Distributed income of equity investees	353	1,332	647	228	32	—

Earnings/(loss) before income taxes and fixed charges (other than capitalized interest)	$568	$1,577	$481	$(80)	$52	$2,626

Ratio of earnings to fixed charges	7.7	5.1	1.6	(0.3)*	0.4 **	33.2

*	For the year ended December 31, 2004, earnings were insufficient to cover fixed charges by $332 million.

**	For the year ended December 31, 2003, earnings were insufficient to cover fixed charges by $70 million.

“Earnings” consist of income/(loss) before income taxes and equity income, plus fixed charges (other than capitalized interest and preference dividends), amortization of capitalized interest and distributed income of equity investee. “Fixed charges” consist of interest expense, capitalized interest, preference dividends and one-third of rentals which Schering-Plough believes to be a reasonable estimate of an interest factor on leases.